UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-225722).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Deputy Company Secretary

Date: May 14, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Ninth supplemental indenture dated May 14, 2020